UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-50545
SOUTHWEST COMMUNITY BANCORP
(Exact name of registrant as specified in its charter)
5810 El Camino Real
Carlsbad, California 92008
Telephone: (760) 918-2616
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Warrants
(Title of each class of securities covered by this Form)
Common Stock, no par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 86
     Pursuant to the requirements of the Securities Exchange Act of 1934, Southwest Community Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 9, 2006	By:	/s/ Frank J. Mercardante
Frank J. Mercardante
Chief Executive Officer